Jupiter Neurosciences, Inc.

1001 North US HWY 1, Suite 504

Jupiter, Florida 33477

February 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc.
Registration Statement on Form S-1
CIK No. 0001679628
File No. 333-260183

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on February 9, 2023, in which we requested the acceleration of the effective date of the above-captioned Registration Statement for February 13, 2023, at 4:00 p.m. Eastern Time, in accordance with Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. We will notify you once we are prepared to request acceleration of the effective date of the above-captioned Registration Statement.

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Very Truly Yours,

Jupiter Neurosciences, Inc.

/s/ Christer Rosén
Christer Rosén
Chief Executive Officer